April 22, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (229) 888-8386

Mr. O. Leonard Dorminey
Heritage Financial Group
310 W. Oglethorpe Blvd.
Albany, GA 31701

Re:	Heritage Financial Group
	Form SB-2 filed March 25, 2005
	File No. 333-123581

Dear Mr. Dorminey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General


1. We note the "form of" exhibits as well as exhibits to be filed in the future. Please file all executed and final exhibits, including opinions, with the next amendment, if possible.

2. We note that you engaged new accountants to audit the fiscal year ended December 31, 2004 financials, please revise to provide all of the disclosures required by Item 304 of Regulation S-B, including filing a letter from your former accountant as Exhibit 16.

3. If applicable, please provide a section which describes transactions with related parties, as required by Item 404 of Regulation S-B.

Front Cover of Prospectus

4. Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

Summary

General

5. Please consider providing a section at the beginning of the Summary, before the more detailed information you have included, which broadly outlines the offering and what the company hopes to accomplish through this offering.

6. In several sections, you refer to the regulatory requirements for
Heritage, MHC.  For example, the first sentence of "The Companies:
Heritage, MHC" and the first sentence of "The Stock Offering."
Please briefly provide the context for these requirements.

Risk Factors

General

Heritage, MHC will own more than half of the stock of Heritage
Financial Group... - page 13

7. We note your intention to increase your construction lending business, as described on page 68. Please consider discussing the increased risks of this lending category in a risk factor.

Pro Forma Data - page 25

8. Please revise to include a footnote quantifying the components that make up offering expenses and commissions.


Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations - page 49

General

9. Please revisit Item 303 of Regulation S-B, as well as
Interpretive
Release No. 34-48960 and Interpretive Release No. 34-6835. You have provided analysis of your financial condition but we would like Management to discuss trends and the direction of the business more broadly. Consider adding a section at the beginning of this section which talks about the overall business development and trends. For example, management should provide more detail with regard to factors behind the numbers. In the first section on page 57, you attribute the net income increase of 55.2% to a reduction in non-interest expense but never provide detail as to why non-interest expenses have decreased.

Average Balances, Net Interest Income, Yields Earned and Rates
Paid -
page 55

10. Please revise to disclose whether yields on tax-exempt obligations, if any, have been computed on a tax equivalent basis. Refer to Instruction for Item II.B of Industry Guide 3.

Liquidity and Commitments - page 58

11. Please revise your liquidity and commitments discussion to:
* Include a more robust discussion focusing on your statement of cash flows in analyzing liquidity. Present a balanced discussion dealing with cash flows from operating, investing and financing activities.
Discuss the underlying reasons for the changes as well as their reasonably likely impact on future cash flows and management decisions;
* Discuss the impact of any known trends, events or uncertainties;
		   Please refer to Section IV or SEC Release No. 33-8350 for additional guidance.

Capital - page 59

12. Please revise your capital discussion to include prospective information regarding your Company`s needs for capital, including an enhanced discussion of the impact of the offering on capital.

Business of Heritage Financial Group: General - page 61

13. Please confirm that you meant to use "Our principal business" and
"We offer a variety" instead of "HeritageBank of the South" in the last two paragraphs of this section.


Loan Origination, Purchases, Sales, Repayments and Servicing -
page
70

14. In the third paragraph of this section, you discuss a relationship with another lender where you originate mortgage loans in accordance with that lender`s policies, terms and conditions.
If
appropriate, please provide this, and all other material contracts, as exhibits (required by Item 601(10) of Regulation S-B).

Loan Origination, Purchases, Sales, Repayments and Servicing -
page
71

15. We note from this table that your originations of one-to-four-family fixed rate loans have dropped significantly since 2003. However, you have not discussed this significant decrease in your customer base in your analysis. Please revisit this issue in your discussion of one-to-four family loans on page 66.

Deposits - page 83

16. We note that your maturity table on page 83 does not agree to the schedule of maturities as set forth in Note 5 to the consolidated financial statements. Please revise as necessary.

Legal Proceedings - page 86

17. Please include disclosure relating to material legal fees spent in the "various legal actions" described.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Benjamin Phippen at (202) 942-2906 or Don Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-2887 with any other questions.

						Sincerely,


						Todd Schiffman
						Assistant Director

cc:	Marianne Roche
	Silver, Freedman & Taff, L.L.P.
      1700 Wisconsin Avenue, NW
      Washington, DC 20007
      Facsimile: 202-337-5502
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Heritage Financial Group
Mr. O. Leonard Dorminey
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